C. Edward Chaplin

Chief Financial Officer

MBIA Inc.

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 765-3080

Chuck.Chaplin@mbia.com

www.mbia.com

August 8, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	MBIA Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

Form 10-Q for the Quarterly Period Ended March 31, 2013

Filed May 9, 2013

File No. 001-09583

Dear Mr. Rosenberg:

MBIA Inc. (“MBIA,” the “Company,” or “we”) is pleased to respond to your letter dated August 1, 2013 in which you provided a comment to its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013. For your convenience, we have reproduced your comment followed by our corresponding response.

Form 10-Q for the quarterly period ended March 31, 2013

Notes to Consolidated Financial Statements (Unaudited)

Bank of America Settlement, page 6

SEC Comment:

1.	You disclose that you have updated certain estimates in your financial statements as of and for the three months ended March 31, 2013 to reflect the Bank of America Settlement Agreement entered into in May 2013 and will account for other elements of the agreement in the second quarter of 2013, as of the settlement date. Please provide us your analysis supporting your accounting treatment and how it complies with ASC 855. Quantify the balance sheet and income statement items that you adjusted during the quarters ended March 31, 2013 and June 30, 2013 related to this settlement.

MBIA Response:

In accordance with ASC 855, “Subsequent Events,” the Company evaluated all events occurring after March 31, 2013 but before the filing of its financial statements in order to assess which events provided evidence about conditions that existed as of the date of our balance sheet, and would require recognition in our financial statements as of and for the three months ended March 31, 2013. Given that the Bank of America Settlement was a comprehensive settlement of contractual rights and obligations of both MBIA and Bank of America and certain of its affiliates (“Bank of America”) and of litigation between these parties, each component of the Bank of America Settlement was evaluated under ASC 855. The components of the Bank of America Settlement included the receipt by MBIA Insurance Corporation, a subsidiary of the Company, of $1.6 billion in cash and $136 million par value of MBIA Inc. senior notes from Bank of America, which the Company deemed to be a net settlement of expected RMBS put-back recoveries, the commutation of credit default swap (“CDS”) exposure insured by MBIA Insurance Corporation and the settlement of certain pending litigation. In addition, MBIA Inc. issued a five-year warrant to Bank of America, which the Company deemed to be in settlement of various pending litigation between MBIA Inc. and Bank of America. Also as part of the settlement, Bank of America, through a subsidiary, provided MBIA Insurance Corporation with a $500 million revolving credit agreement. The following provides our analysis supporting the accounting treatment of each component of the Bank of America Settlement in accordance with ASC 855.

RMBS Put-Back Settlement

In connection with insurance contracts issued by the Company’s subsidiary, MBIA Insurance Corporation, insuring RMBS exposure, the Company has contractual rights to receive recoveries of paid insurance claims. Our insurance loss recoveries are accounted for in accordance with guidance for financial guarantee insurance contracts provided in ASC 944-40, “Financial Services – Insurance.” ASC 944-40 requires the use of estimates and assumptions for the recognition of insurance loss reserves and recoveries based on probability-weighted outcomes. In developing such outcomes, we consider the potential for negotiated settlements with counterparties to our insured transactions. As of March 31, 2013, the amount and timing of the collection of a significant portion of insurance loss recoveries recorded by the Company were contingent upon Bank of America honoring its contractual obligation to cure breaches of representations and warranties made in connection with our insured RMBS transactions. The Company believes that the Bank of America Settlement provided additional evidence with respect to the timing and amount of recoveries related to those conditions that existed at the balance sheet date which gave rise to the recognition of our insurance loss recoveries. As such, and in accordance with ASC 944-40 and consistent with ASC 855-10-25-1, we increased our insurance loss recoveries as of March 31, 2013 by $27 million and recorded a corresponding gain through earnings to reflect the effect of the Bank of America Settlement on our previous estimates and assumptions. No further adjustment was made to earnings in the three months ended June 30, 2013, and our insurance loss recoveries were satisfied in May of 2013 for their then carrying values upon receipt of the settlement proceeds from Bank of America.

Insured CDS Commutations

The Company’s subsidiary, MBIA Insurance Corporation, issued insurance contracts in the form of CDS that were held by Bank of America and were within the scope of ASC 815, “Derivatives and Hedging.” In accordance with ASC 815, we recognized these derivative contracts on our balance sheet and measured them at fair value with changes in fair value recorded through earnings. In accordance with ASC 820, “Fair Value Measurement,” we estimated fair value through the use of market-accepted valuation models. Since the values of the CDS recognized by the Company as of March 31, 2013 represented fair values in accordance with ASC 820, we did not adjust these values based on the implied settlement values negotiated with Bank of America subsequent to the balance sheet date. Further, we considered whether the information obtained in negotiating the Bank of America Settlement was consistent with the fair value measurement methodology and assumptions used to estimate the fair values as of March 31, 2013 and determined that no changes to our methodology or estimates were necessary. We believe the liability recognized by the Company as of March 31, 2013 appropriately reflected its liability in accordance with the guidance provided in ASC 855-10-25-3 and ASC 855-10-55-2. As of and for the three months ended June 30, 2013, upon execution of the Bank of America Settlement, the Company derecognized its liability and recognized a net gain of $58 million on the commutation of its insured CDS held by Bank of America.

Issuance of Warrant

In connection with the settlement of litigation between the Company and Bank of America commencing prior to 2013, MBIA Inc. issued a warrant to Bank of America. We believe that the issuance of the warrant by MBIA Inc. was a confirming event related to a loss contingency that existed at the balance sheet date in connection with such litigation. As such, and in accordance with ASC 450, “Contingencies,” ASC 855-10-25-1 and ASC 855-10-55-1, the Company recorded a liability and a corresponding expense of $38 million as of and for the three months ended March 31, 2013, which liability represented the estimated fair value of the warrant at the issuance date. Upon issuance of the warrant, we concluded that the warrant should be classified as a liability and measured at fair value under ASC 815. Therefore, as of June 30, 2013, we increased our liability by $29 million with a charge through earnings to reflect the change in the fair value of the warrant from the amount recognized as of March 31, 2013.

Revolving Credit Agreement

As part of the Bank of America Settlement, MBIA, as borrower, and Blue Ridge Investment L.L.C., a subsidiary of Bank of America as lender, entered into a secured revolving credit agreement at market terms. The Company accounts for this agreement under ASC 470, “Debt.” We do not believe that the execution of such agreement provided evidence of an existing condition that would have required recognition in our financial statements as of March 31, 2013 and, therefore, applied the guidance in ASC 855-10-25-3. Consistent with ASC 855-10-50-2, we provided disclosure regarding the amount and significant terms of the secured revolving credit agreement in our financial statements and under “Liquidity” in Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” To date, we have not borrowed under the agreement and, therefore, have not recognized a liability for amounts borrowed. For the three months ended June 30, 2013, our financial statements include $1.4 million in expense representing a commitment fee on the undrawn amount from the execution date of the agreement in May of 2013 through June 30, 2013.

MBIA Inc. Senior Notes

Upon our receipt of the $136 million principal amount of MBIA Inc. senior notes in May of 2013, we derecognized the senior notes from our consolidated balance sheet and recorded a gain on the extinguishment of debt of $38 million based on the fair value of the debt upon settlement with Bank of America. In accordance with ASC 855-10-25-3 and ASC 405-20-40, “Extinguishments of Liabilities,” the derecognition of the debt and the recognition of the related gain were recorded in our financial statements as of and for the three months ended June 30, 2013. While the MBIA Inc. senior notes were derecognized as of June 30, 2013, the fair value of the senior notes as of the settlement date was considered in developing our estimates as of March 31, 2013.

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In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the Commission from taking action with respect to such filings; and
•	the Company may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope you find our response helpful in your review of our filings on Form 10-K and Form 10-Q. Please feel free to contact me at 914-765-3925 with any comments or questions you may have with respect to our response.

Very truly yours,

/s/ C. Edward Chaplin

C. Edward Chaplin

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